SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: October 1, 2010


10016478

ALTAI APPOINTS NEW EXECUTIVES

Altai Resources Inc. (ATI, TSX VENTURE; US SEC Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that it has appointed Mr. Marc-André Lavoie as President and CEO of the Company effective October 1, 2010. Mr Lavoie has been working in gas exploration in the St Lawrence Lowlands, Quebec since 2006, notably as President of Gastem Inc between 2007 and 2009. Prior to that, he worked for an international investment bank in London, England and New York for 15 years. He holds degrees in Economics and Finance from London School of Economics and Cambridge University.

Also joining Altai's executive team on October 1, 2010 is Mr. Geraint Lloyd as Chief Operating Officer and VP Exploration. Mr. Lloyd has been active in the oil and gas industry worldwide since the mid 90s. He was instrumental in the identification of the Utica shale's resource potential in Quebec during his tenure as VP-Exploration of Gastem between 2006 and 2010 where he developed and managed the company's technical programs. He holds bachelor and master degrees in Geophysics and Marine Geology.

As officers of the Company, each of them has been granted an option of 200,000 shares at the price of $0.30 per share. In addition, Messrs. Lavoie and Lloyd have been granted special options of 1.0 million shares and 200,000 shares respectively at the price of $0.30 per share vesting and exercisable within 3 years (option earning period) conditional to fulfillment of certain business and financial milestones. Both special options lapse in three years if not earned and/or exercised.

Messrs. Lavoie and Lloyd will be based in Montreal, reflecting Altai's intention to considerably increase its level of activities in Quebec. Altai expects that the new appointees will bring enthusiasm, energy and relevant experience to further the development of the Company.

Dr. Niyazi Kacira, the outgoing President, has been appointed Chairman of the Altai Board and he has been granted an option of 100,000 shares at the price of $0.30 per share.

Ms. Maria Au, Secretary-Treasurer of the Company, has been granted an option of 100,000 shares at the price of $0.30 per share.

The above appointments and option grants are subject to regulatory approval. All the stock options were granted in accordance with the Altai Stock Option Plan.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Marc-Andre Lavoie, President & CEO and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

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